Exhibit (a)(16)

i2 TECHNOLOGIES, INC.

ADDENDUM FOR EMPLOYEES IN GERMANY

MATERIAL TAX CONSEQUENCES

The following is a general summary of the income tax consequences under current law of participating in the Offer for those individuals who are tax residents of Germany. The summary is only intended to alert you to some of the material tax consequences you may want to consider in making your decision about the Offer. It does not discuss all of the tax consequences that may be relevant to you in your particular circumstances nor is it intended to apply to all option holders. It particularly does not apply to you if you are a citizen or resident of another country for local law purposes. In addition, you should note that tax laws change frequently, occasionally on a retroactive basis. You should consult with your tax advisor as to the tax consequences of your particular participation in the Offer.

Option Exchange. We do not believe that you will be subject to tax as a result of the exchange of any option for a New Option Grant.

New Option Grant. You will not be subject to tax at the time you receive the New Option Grant.

Exercise of New Option Grant. You will recognize taxable income upon the exercise of the option in an amount equal to the difference between the fair market value of the shares on the date of option exercise and the price paid for the shares. This income will be treated as compensation income. You must pay all required taxes on this amount at your marginal tax rates. The Corporation will withhold all applicable income and social taxes with respect to that income.

Sale of Shares. Any additional gain from the subsequent sale of the shares is not taxable if you have owned the shares for at least 12 months, have not owned 1% or more of the Corporation’s stated capital at any time in the last five years and the shares are not held as business assets. If you sell the shares within 12 months of acquisition, one-half of the gain is taxable as capital gain. Capital gains of less than EURO 512 are exempt.